82-3211

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	14:37 23-Feb-06
Number	8590Y


06011441

RNS Number:8590Y
Tesco PLC
23 February 2006

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on 22nd February 2006, 209,675 Ordinary Shares of 5P each in the Company were allotted and issued to Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.01 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R W Brasher, A Higginson, T P Leahy, T J R Mason, P A Clarke, D T Potts all collectively have an interest in the 209,675 Ordinary Shares of 5P each in the company, as the beneficiaries of the trust include all employees of the group including these Directors.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel:- 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

dlw 3/8

Regulatory Announcement

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Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	10:54 24-Feb-06
Number	8988Y

RNS Number:8988Y
Tesco PLC
24 February 2006

23rd February 2006

Tesco PLC (The "Company")

DIRECTORS' SHAREHOLDINGS

The Company was notified on 23rd February 2006 that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 391,912 Ordinary shares at a price of 324.50p.

Director	No of Shares	Option Price
P A Clarke	77,683	209.5p
P A Clarke	14,634	205.00p
P A Clarke	299,595	247.00p

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 MAR -8 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:36 22-Feb-06
Number	7705Y

RNS Number:7705Y
Tesco PLC
22 February 2006

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 22nd February 2006, 209,675 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 209,675 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2006 MAR -8 P 12:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	15:43 21-Feb-06
Number	7300Y

RNS Number:7300Y
Tesco PLC
21 February 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 17 February, Legal & General Group plc and/or its subsidiaries through various legal entities, had an interest in 319,128,455 ordinary shares of 5p each of the Company. This represents 4.04% of the share capital of the Company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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